United States Securities and Exchange Commission Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December, 2007	Commission File Number: 1-9059

BARRICK GOLD CORPORATION

(Translation of registrant’s name into English)

Brookfield Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ]                                Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                                                                                                             Yes [ ]                                           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

DOCUMENTS INCORPORATED BY REFERENCE

The press release, dated December 19, 2007 (Exhibit 1 of this Form 6-K), furnished to the Commission on December 19, 2007, is incorporated by reference into the Registrant’s registration statement on Form F-3 (No. 333-14148).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Barrick Gold Corporation, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

By:	/s/ Faith T. Teo
Name: Faith T. Teo
Title: Senior Counsel and Assistant Corporate Secretary
Date: December 19, 2007